

Mail Stop 4561

December 18, 2017

Scott M. McFarlane
Chief Executive Officer
Avalara, Inc.
1100 2nd Avenue, Suite 300
Seattle, Washington 98101

> **Re:** **Avalara, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted December 5, 2017**
> **CIK No. 0001348036**

Dear Mr. McFarlane:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

Risks Relating to this Offering and Our Common Stock

We have identified a material weakness . . . , page 37

1. We note your revised disclosure in response to prior comment 3. Please revise to disclose the timing of the remediation activities, clarifying what remains to be completed in your remediation efforts. Also, disclose any material costs you have incurred or expect to incur.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

Revenue, page 62

2.   We note your response to prior comment 9. Please provide us with a breakdown of revenues recognized on a per return basis for each of the quarters in the periods presented.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10. Equity Incentive Plans, page F-39

3.   We note your response to prior comment 19. Please provide us with a breakdown of all stock options granted to date in fiscal 2017, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Allison Handy, Esq.
         Perkins Coie LLP